University Girls Calendar, Ltd.
1881 Brunswick St., Unit #311
Halifax, Nova Scotia, Canada
B3J 3L8
Tel: 902.489.4029

February 10, 2006

United States Securities and Exchange Commission
Office of Small Business Operations
Division of Corporate Finance
Mail Stop 3561
450 Fifth Street, NW
Washington, D.C. 20549

Attention:       John D. Reynolds, Director

          Re:      University Girls Calendar, Ltd.
                     Registration Statement on Form SB-2/A
                     Your File Number 333-131087

Dear Mr. Reynolds:

We have been informed that the issues regarding our Registration Statement on Form SB-2/A, filed on February 1, 2006, have been resolved to the satisfaction of the Securities and Exchange Commission (the “Commission”).  Accordingly, we desire that such registration statement be declared effective as of 4:00 P.M., Eastern Standard Time, on Wednesday, February 15, 2006.  Of course, we acknowledge and confirm that we understand that:

  should the Commission or its staff, acting pursuant to delegated authority, declare that registration statement effective, it does not foreclose or prevent the Commission from taking any action with respect to that registration statement;

  the action of the Commission or its staff, acting pursuant to delegated authority, in declaring that registration statement effective, does not relieve University Girls Calendar, Ltd. from its full and complete responsibility for the adequacy and accuracy of the information disclosed in that registration statement; and

United States Securities and Exchange Commission
John D. Reynolds, Division of Corporate Finance
February 10, 2006

  University Girls Calendar, Ltd. may not assert staff comments and the declaration effectiveness as a defense in any proceeding initiated by the Commission or any person pursuant to the federal securities laws of the United States of America.

Finally, your time, attention, and cooperation regarding this matter, are appreciated significantly.  Of course, in the event you have questions or comments regarding this matter, please do not hesitate to contact the undersigned.  Thank you.

Sincerely,

UNIVERSITY GIRLS CALENDAR, LTD.,

/s/ Paul Pederson

By: Paul Pederson
Its:  President, Chief Financial Officer, and Director